EXHIBIT 99.1

FreeSeas Reports 2011 First Quarter Financial Results

Company to host quarterly conference call at 12:00 p.m. ET with accompanying slide presentation

PIRAEUS, Greece, June 7, 2011 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEZ) ("FreeSeas" or the "Company"), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize and Handymax vessels, announced today financial results for its first quarter ended March 31, 2011.

Recent Developments - Sale of M/V Free Envoy

In line with the Company's fleet renewal commitment, on April 14, 2011, FreeSeas entered into an agreement to sell the M/V Free Envoy, a 1984-built, 26,318 dwt Handysize dry bulk carrier, for a sale price of $4.2 million. The vessel was delivered to the buyers in May 2011. An estimated gain of approximately $1.5 million will be realized in the second quarter of 2011.

Comments from Management

Mr. Ion G. Varouxakis, Chairman and CEO, stated, "The first quarter of the year saw record low charter rates for all segments of the dry-bulk market. A number of factors affected the rate environment during the quarter. Floods in Australia, and subsequent closing of port facilities, which afflicted Capesize vessels in particular; transportation demand out of China which was restrained; and the Japanese tsunami can be listed as demand driven causes for such a negative rate environment. Supply side pressures worsened the equation further, with Handysize vessels maintaining a healthier income outlook due to more favorable supply fundamentals than other asset classes. We expect Handysizes to continue to outperform other asset classes because of the limited orderbook, increased scrapping of over-age Handysize vessels, and stable demand of transportation for commodities in decreased parcel sizes. Factors such as the reconstruction of ravaged Japan and rebuilding of inventories are expected to bring a boost for the transportation of Handysize-transported commodities later in the year, while we expect that solid demand from emerging markets such as China, India and Africa will provide stable growth."

"Under this challenging market environment, the operational performance of the spot exposed FreeSeas fleet was negatively affected. We continued our fleet renewal program by selling the M/V Free Envoy, our oldest vessel. FreeSeas is well positioned to take advantage these conditions and expects to benefit from future rate increases."

Mr. Alexandros Mylonas, CFO, added, "During the first quarter, we continued to successfully implement our cost reduction initiatives, achieving a 10% reduction year-over-year of our total operating and general administrative expenses. Our bottom line was greatly impacted by the very weak charter rate environment we operated in during the first quarter of 2011. In regards to our balance sheet, the Company's net debt as of March 31, 2011 stands at $111 million reflecting a net debt to capital ratio of 45% (net debt over total liabilities and shareholders' equity). From the sale of M/V Free Envoy, we applied $3.7 million as a loan prepayment, further reducing our total indebtedness. We will continue working on improving our cost base and enhancing our liquidity."

First Quarter 2011 Financial Review

  Operating revenues for the first quarter of 2011 were $8.5 million, as compared to $15.7 million reported during the same period of the prior year. The decrease is primarily due to the weak spot charter market and to a lesser degree a decrease of the average number of vessels in the Company's fleet to nine from ten in the prior year period.

  Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, for the first quarter of 2011 were $4.0 million as compared to $4.7 million for the same period of the prior year. The decrease was primarily due to the ownership of nine vessels versus ten during the same period of the prior year and the intensification of the cost cutting initiatives initiated in the fourth quarter of 2010.

  Net loss for the period was $3.1 million, or $0.49 loss per share based on 6.4 million basic and diluted weighted average number of shares, as compared to net income of $2.7 million, or $0.43 earnings per share based on 6.3 million basic and diluted weighted average number of shares, for the first quarter of 2010.

  Adjusted net loss, which excludes (1) vessel impairment loss of $768,000, (2) bad debt provision of $128,000, (3) stock-based compensation expense of $68,000 and (4) unrealized swap gains of $142,000, for the first quarter of 2011 was $2.3 million, or $0.36 diluted loss per share, as compared to adjusted net income of $2.9 million, or $0.46 diluted earnings per share, for the first quarter of 2010.  A table reconciling adjusted net (loss)/ income to net (loss)/ income can be found in footnote (1) to this release.

  Adjusted EBITDA for the quarter was $2.1 million compared to $8.2 million in the prior year's quarter. A table reconciling adjusted EBITDA to net (loss)/ income can be found in footnote (2) to this release.

Balance Sheet and Debt Repayment Information

As of March 31, 2011, FreeSeas' cash and cash equivalents and restricted cash were $6.1 million and stockholders' equity was $120.1 million, compared to $10 million and $123.2 million, respectively, at December 31, 2010.  As of June 7, 2011, the Company's remaining scheduled principal repayments for 2011 total $8.8 million ($34.5 million of the short term debt refers to the assumed prepayment from the possible sale of M/V Free Hero, M/V Free Impala and M/V Free Neptune, which were classified under current liabilities since these three vessels were classified as "held for sale" at March 31, 2011).

The following table describes FreeSeas' annual scheduled debt repayment obligations to be due after June 7, 2011 through 2016:

Year	Amount
(in thousands)
2011	$8,763
2012*	$30,359
2013	$14,350
2014	$14,350
2015	$21,075
2016	$22,275
Total	$111,172

*  Includes a balloon payment of $16 million due in November 2012. FreeSeas currently intends to refinance the $16 million balloon payment, although there can be no assurances that it will be able to do so.

Fleet Employment (as of June 7, 2011)

Vessel Name	Type	Built	Dwt	Employment

M/V Free Lady	Handymax	2003	50,246	About 3-5 month time charter at $14,000 per day for the first 120 days and $15,500 from 8 May through June 2011
M/V Free Jupiter	Handymax	2002	47,777	Minimum 60 to about 90 day time charter at $16,000 per day plus gross delivery bonus $270,000 through July/August 2011
M/V Free Knight	Handysize	1998	24,111	About 80 day time charter trip at $10,000 per day through June 2011
M/V Free Maverick	Handysize	1998	23,994	About 62 day time charter trip at $9,100 per day through June 2011. Thereafter, the vessel has been fixed for an about 30 days time charter trip at $12,500 per day through July 2011
M/V Free Impala	Handysize	1997	24,111	About 30 day time charter trip at $9,900 per day through June 2011
M/V Free Neptune	Handysize	1996	30,838	4-6 months time charter at $14,000 per day for the first 115 days and $15,250 from 20 April through June 2011. Thereafter, the vessel has been fixed for $13,500 per day through August/ September 2011
M/V Free Hero	Handysize	1995	24,318	About 50-70 days time charter trip at $11,000 per day through July/ August 2011
M/V Free Goddess	Handysize	1995	22,051	4-6 months time charter at $12,000 per day through August/October 2011

Conference Call with Accompanying Slide Presentation

The Company will discuss these results in a conference call later this afternoon at 12:00 p.m. ET.

Participant Dial-In Numbers:

(In the United States):   877-407-8031

(International):               201-689-8031

Webcast

The call will also be simultaneously broadcast over the Internet. To listen to the live webcast, please go to http://www.freeseas.gr and click on the conference call link, or go directly to: http://www.investorcalendar.com/IC/CEPage.asp?ID=164284.

The Company will also have an accompanying slide presentation available in PDF on its website prior to the conference call.

The webcast will be archived and accessible for approximately 30 days if you are unable to listen to the live call. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

The FreeSeas Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5981

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects,'' "intends,'' "plans,'' "believes,'' "anticipates,'' "hopes,'' "estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

FREESEAS INC.
PERFORMANCE INDICATORS
(All amounts in tables in thousands of United States dollars, except for fleet data )
	Three Months Ended
	March 31, 2011	March 31, 2010
Adjusted EBITDA (2)	$2,122	$8,168
Fleet Data:
Average number of vessels (3)	9	10
Ownership days (4)	810	900
Available days (5)	796	900
Operating days (6)	761	845
Fleet utilization (7)	95.6%	93.9%
Average daily results:
Average TCE rate (8)	$10,361	$17,102
Vessel operating expenses (9)	4,909	5,208
Management fees (10)	577	589
General and administrative expenses (11)	1,356	990
Total vessel operating expenses (12)	$5,486	$5,797

(1) Adjusted net (loss)/income reconciliation to net (loss)/income:
Adjusted net (loss)/income. We consider adjusted net (loss)/income to represent net (losses)/earnings before stock based compensation expense, unrealized (gain)/loss on derivative instruments, vessel impairment loss and bad debt provision. Adjusted net (loss)/ income is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of adjusted net (loss)/ income may not be comparable to that reported by other companies. Adjusted net (loss)/ income is included here in to facilitate comparability between FreeSeas performance in the reported periods and its performance in prior periods.
	Three Months Ended
	March 31, 2011	March 31, 2010
Net (loss) / income	$ (3,111)	$2,697
Stock-based compensation expense	68	155
Unrealized swap (gains)/losses	(142)	4
Vessel impairment loss	768	--
Bad debt provision	128	--
Adjusted net (loss) / income	$ (2,289)	$2,856

(2) Adjusted EBITDA reconciliation to net (loss)/income
Adjusted EBITDA reconciliation to net (loss)/income: Adjusted EBITDA represents net (losses)/earnings before, taxes, depreciation and amortization, amortization of deferred revenue, loss on derivative instruments, stock-based compensation expense, vessel impairment loss, interest and finance cost net and bad debt provision. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our performance.

	Three Months Ended
	March 31, 2011	March 31, 2010
Net (loss) / income	$ (3,111)	$2,697
Depreciation and amortization	3,361	4,411
Amortization of deferred revenue	(136)	(254)
Stock-based compensation expense	68	155
Vessel impairment loss	768	--
Loss on derivative instruments	5	113
Interest and finance cost, net of interest income	1,039	1,046
Bad debt provision	128	--
Adjusted EBITDA	$2,122	$8,168
(3) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(4) Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(5) Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(6) Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(7) We calculate fleet utilization by dividing the number of our fleet's operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.

(8) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Three Months Ended
	March 31, 2011	March 31, 2010
Operating revenues	$8,468	$15,657
Voyage expenses and commissions	(583)	(1,206)
Net operating revenues	7,885	14,451
Operating days	761	845
Time charter equivalent daily rate	$10,361	$17,102

(9) Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Three Months Ended
	March 31, 2011	March 31, 2010
Vessel operating expenses	$3,976	$4,687
Ownership days	810	900
Daily vessel operating expense	$4,909	$5,208

(10) Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.
(11) Average daily general and administrative expenses are calculated by dividing general and administrative expenses (excluding stock-based compensation expense) by ownership days for the relevant period.

(12) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.
FREESEAS INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2011 AND MARCH 31, 2010
(All amounts in tables in thousands of United States dollars, except for share and per share data)

	For three months ended	For three months ended
	31-Mar-11	31-Mar-10
	(Unaudited)	(Unaudited)
OPERATING REVENUES	$8,468	$15,657

OPERATING EXPENSES:
Voyage expenses	(97)	(295)
Commissions	(486)	(911)
Vessel operating expenses	(3,976)	(4,687)
Depreciation expense	(3,035)	(3,922)
Amortization of deferred charges	(326)	(489)
Management and other fees to a related party	(467)	(530)
General and administrative expenses	(1,166)	(1,046)
Bad debt provision	(128)	--
Vessel impairment loss	(768)	--
(Loss)/income from operations	$ (1,981)	$3,777

OTHER INCOME (EXPENSE):
Interest and finance costs	$ (1,042)	$ (1,066)
(Loss) on derivative instruments	(5)	(113)
Interest income	3	20
Other (expense)/income	(86)	79
Other expense	$ (1,130)	$ (1,080)

Net (loss)/income	$ (3,111)	$2,697

Basic (loss)/earnings per share	$ (0.49)	$0.43
Diluted (loss)/earnings per share	(0.49)	0.43
Basic weighted average number of shares	6,353,496	6,313,496
Diluted weighted average number of shares	6,353,496	6,318,232

FREESEAS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(All amounts in tables in thousands of United States dollars)

	March 31, 2011	December 31, 2010
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,170	$3,694
Restricted cash	2,824	5,255
Trade receivables, net	3,170	2,157
Insurance claims	80	133
Due from related party	1,315	1,285
Inventories	705	1,171
Prepayments and other	404	390
Vessels held for sale	38,214	13,606
Total current assets	$48,882	$27,691

Advances for vessels under construction	8,290	5,665
Vessels, net	185,471	213,691
Deferred charges, net	2,435	2,812
Restricted cash	1,125	1,125
Total non-current assets	$197,321	$223,293

Total Assets	$246,203	$250,984

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$6,194	$4,323
Accrued liabilities	1,061	1,227
Due to related party	88	98
Unearned revenue	863	430
Derivative financial instruments - current portion	504	583
Deferred revenue-current portion	--	136
Bank loans - current portion	45,538	23,022
Total current liabilities	$54,248	$29,819
NON- CURRENT LIABILITIES:
Derivative financial instruments – net of current portion	475	538
Bank loans – net of current portion	71,333	97,437
Total long – term liabilities	$71,808	$97,975

Commitments and Contingencies
SHAREHOLDERS' EQUITY:
Common stock	6	6
Additional paid-in capital	127,702	127,634
Accumulated deficit	(7,561)	(4,450)
Total shareholders' equity	120,147	123,190
Total Liabilities and Shareholders' Equity	$246,203	$250,984

CONTACT: At the Company
         FreeSeas Inc.
         Alexandros Mylonas, Chief Financial Officer
         011-30-210-45-28-770
         Fax: 011-30-210-429-10-10
         info@freeseas.gr
         www.freeseas.gr

         Investor Relations
         The Equity Group
         Adam Prior, Vice President
         aprior@equityny.com
         www.theequitygroup.com